

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 11, 2009

Via Facsimile (212) 698-0660 and U.S. Mail
Derek Winokur, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

      Re: USA Technologies, Inc.
                 Response Letter dated December 7, 2009 submitted by Shareholder
                 Advocates for Value Enhancement
                 File No. 1-33365

Dear Mr. Winokur:

We have reviewed the response letter referenced above and have the following comment.

1.   We refer to response 9 in your letter dated December 7, 2009. While your response provides support for the co-relation between strong corporate governance and the enhancement of shareholder value, you have not provided support for your assertion that your <u>particular</u> candidates will be capable of yielding such results. Accordingly, in future filings refrain from asserting as factual, a link between the election of your particular candidates and the enhancement of shareholder value. Please clarify in future filings that any such statements are an opinion or belief and set forth the basis for your opinion. Further, please include disclosure explicitly clarifying that there can be no assurance that a vote for your candidates will result in the enhancement of shareholder value.

Closing Comments

Please direct any questions to me at (202) 551-3757.   You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions